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Kevin M. Houlihan +1 202-469-5269 Kevin.Houlihan@hklaw.com

September 18, 2019

VIA EDGAR AND E-MAIL

Erin Purnell Staff Attorney Office of Financial Services Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 4720 100 F Street, NE Washington, D.C. 20549

Re:	Silvergate Capital Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed August 15, 2019
File No. 333-228446

Dear Ms. Purnell:

On behalf of Silvergate Capital Corporation (the “Company”), we hereby respond to the comment letter, dated August 22, 2019 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 15, 2019. The Company has also revised the Registration Statement in response to the Staff’s comments and is filing with the Commission concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions, via EDGAR. For your convenience, copies of this letter, together with a clean copy of Amendment No. 4 and a copy of Amendment No. 4 marked to show changes from the Registration Statement submitted on August 15, 2019 are being delivered to the Staff under separate cover.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland Los Angeles | Miami | New York | Orlando | Philadelphia | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons Washington, D.C. | West Palm Beach

Erin Purnell

September 18, 2019

Business

Digital Currency Solutions and Services Drive Our Business Model

Conservative Lending and Niche Asset Growth, page 109

1.	Please revise the penultimate paragraph on this page to clarify your reference to “digital currency borrowing facilities.” Please provide more detail regarding such facilities.

RESPONSE: The “digital currency borrowing facilities” referenced on page 110 are described on page 110 under “—Our Growth Strategy—Develop New Solutions and Services for Our Customers—Credit Products.” We have added a cross reference on page 110 for clarification.

Our Growth Strategy

Develop New Solutions and Services for our Customers, page 110

2.

We note your disclosure on page 110 that you may sell digital currency collateral through your exchange clients and on page 111 that you are considering becoming involved in the transfer of digital assets between customers. We note also your general discussion in Risk Factors on page 37 regarding the regulatory issues surrounding your digital currency customers. Since you indicate that you are planning on directly engaging in the secondary selling of digital currency collateral, please revise your disclosure here and in Risk Factors to address the regulatory concerns regarding these planned products.

RESPONSE: To clarify for the Staff’s information, neither the Company nor the Company’s wholly-owned subsidiary, Silvergate Bank (the “Bank”) intends to sell digital currency. On page 111 under “—Our Growth Strategy—Develop New Solutions and Services for Our Customers—Credit Products,” the Company is summarizing its initiative to make loans to current digital currency investor customers of the Bank to facilitate digital currency trading, such as Bitcoin, on a designated digital currency exchange customer. The loans will be overcollateralized by pledges of customer owned Bitcoin and U.S. dollars, which will be custodied at the exchange customer. The reference in this section to selling digital currency in the event of a collateral deficiency reflects the inherent authority of any bank to foreclose on collateral pledged as security for a loan and does not represent a transfer of digital assets between customers. In the event of such a collateral deficiency, the Bank will instruct the exchange customer where the Bitcoin is held to liquidate the Bitcoin and return such funds back to the Bank’s balance sheet. At no time will the Bank directly hold the pledged Bitcoin. Please see the revisions on page 111 which clarify this point.

On page 111 under “—Our Growth Strategy—Develop New Solutions and Services for Our Customers— Digital Asset Services,” the Company is summarizing its contemplated initiative for the possible custody and transfer of Bitcoin digital assets between customers. These activities might be effected through a formal custody arrangement with a Bank affiliate having trust powers or the Bank acting to develop a new secure digital asset settlement process that does not require formal asset custody.

Erin Purnell

September 18, 2019

Regarding the two items above, in the Company’s view (and in the view of its regulatory counsel) both initiatives are well within currently permissible activities for banks or bank affiliates – lending and related asset foreclosures for the first item, and custodial and/or settlement services for the second item. The Bank has already apprised its state and federal banking regulators of the Credit Product Initiative and they have not raised any objections.

3.

Please identify each of the digital assets that you will accept as collateral or take into custody. Please clarify if you plan to offer digital wallet services to your customers. If so, please describe the security and custody arrangements with customers and revise to highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.

RESPONSE: The Credit Product Initiative and the potential custody initiative will focus on Bitcoin as the digital asset. If we proceed to implement custodial services, we would engage as a sub-custodian a third party with demonstrated capabilities in successfully maintaining the security of custodied digital currency assets from unauthorized access. Please see the revisions to pages 38, 111 and 112 to clarify this issue. We do not plan to offer digital wallet services for our customers.

4.

We note that you have applied to become a New York State licensed limited liability trust company. Please tell us what consideration you have given to whether you will be required to register as a national securities exchange, broker-dealer, money services business, or any other registration as a result of these new products.

RESPONSE: For the Staff’s information, the Company does not believe that the existing applicable regulatory framework for the potential future services that the Bank has proposed on page 111 under “—Our Growth Strategy—Develop New Solutions and Services for Our Customers— Digital Asset Services” requires that any of the Company, Bank or its potential trust company register as either a national securities exchange, a broker dealer, or a money service business, the latter category as to which we believe the Bank is exempt in any case in the normal conduct of bank-permissible activities. The Company continually monitors and is abreast of developments in this area. We are not aware of any statute, regulation, or current administrative guidance that treats digital currency assets, solely as such, as securities under federal law. As a result, we do not believe any of the proposed activities require such registration.

Please do not hesitate to contact us if you have any questions concerning any aspect of Amendment No. 4 or if we may be of further assistance. You can reach me directly at (202) 469-5269 and William Levay at (202) 469-5271. We appreciate your prompt attention to this matter.

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ Kevin M. Houlihan
Kevin M. Houlihan